Reliance
Industries Limited

08004751

September 1, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	September 01, 2008	Media Release titled "Development of KG D6 Basin".

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

PROCESSED
SEP 0 8 2008
THOMSON REUTERS

RECEIVED
2008 SEP -4 A

Reliance
Industries Limited

September 1, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Trading Symbol: "RELIANCE EQ"

Dear Sirs,

Sub: Media Release

A Media Release issued by the Company titled "Development of KG D6 Basin" is attached for your perusal and information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

Reliance
Industries Limited

Media Release

Development of KG D6 Basin

We are in the process of implementing the projects of KG-D6. These are projects of vital national importance.

In order to retain flexibility for raising finances for the project, we had made an application to the Government of India to permit us to assign a part of our participating interest to our 100% owned subsidiaries. Our projects are nearing completion and we have successfully raised the finance and so do not wish to pursue the application seeking approval to assign our participating interest to our 100% owned subsidiaries and have since withdrawn it.

The Press Reports suggesting that the proposed assignment was to entities, which are part-owned by two top RIL executives, are completely inaccurate, misleading and mischievous.

Reliance Industries Limited
Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with a turnover of Rs. 1,39,269 crore (US$ 34.71 billion), cash profit of Rs. 25,205 crore (US$ 6.3 billion), net profit (excluding exceptional income) of Rs. 15,261 crore (US$ 3.8 billion) and net worth of Rs. 81,449 crore (US$ 20.3 billion) as of March 31, 2008.

RIL is the first and only private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL is amongst the 25 fastest climbers ranked by Fortune. RIL features in the Forbes Global list of the world's 400 best big companies and in the FT Global 500 list of the world's largest companies. RIL ranks amongst the 'Worlds 25 Most Innovative Companies' as per a list compiled by the US financial publication-Business Week in collaboration with the Boston Consulting Group.

Key Contacts: Sharmili Vashani (Mumbai)
022 – 2278 5587
+91 99875 11205
sharmili.vashani@ril.com

END